Exhibit 99.2

NORSAT INTERNATIONAL INC.

2016 NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS AND INFORMATION CIRCULAR

MARCH 21, 2016

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	1

INFORMATION CIRCULAR	2
SOLICITATION OF PROXIES	2
APPOINTMENT AND REVOCATION OF PROXIES	2
VALIDITY OF PROXIES	3
VOTING OF PROXIES	3
ADVICE TO NON-REGISTERED SHAREHOLDERS	3
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	4

MATTERS TO BE ACTED UPON	4
FINANCIAL STATEMENTS	4
ELECTION OF DIRECTORS	5
APPOINTMENT OF AUDITOR	7
ANY OTHER MATTERS	7
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	8

OTHER INFORMATION REGARDING THE COMPANY	8
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	8
MANDATE AND REPORT OF THE BOARD	8
MANDATE AND REPORT OF THE COMPENSATION COMMITTEE	11
DIRECTORS’ COMPENSATION	12
EXECUTIVE COMPENSATION	21
MANDATE AND REPORT OF THE AUDIT COMMITTEE	23
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	26
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	26
ADDITIONAL INFORMATION	26
APPROVAL OF CIRCULAR	27

APPENDIX A - AUDIT COMMITTEE CHARTER	A-1

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NORSAT INTERNATIONAL INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of Shareholders of NORSAT INTERNATIONAL INC. (the “Company”) will be held at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, BC, V6C 2Y9 on Wednesday, May 4, 2016 at 2:00 pm (Pacific time), for the following purposes:

1.	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2015, together with the report of the auditors thereon;

2.	To re-elect the directors of the Company for the ensuing year;

3.	To appoint PricewaterhouseCoopers LLP as the auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

4.	To transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

The Directors of the Company have fixed the close of business on March 30, 2016 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only registered shareholders of the Company as of March 30, 2016 will be entitled to vote, in person or by proxy, at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Investor Services Inc., Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, before 2:00 pm (Pacific time) on May 2, 2016 or no less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjournment thereof.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

DATED at Richmond, British Columbia, as of this 28th day of March, 2016.

By order of the Board of Directors

“Arthur Chin”

Arthur Chin
Chief Financial Officer

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NORSAT INTERNATIONAL INC.

INFORMATION CIRCULAR

This Information Circular is furnished to the shareholders of Norsat International Inc. (the “Company”) by management for use at the Annual General Meeting (the “Meeting”) of the Shareholders (and any adjournment thereof) to be held on May 4, 2016 at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting.

The Board of Directors of the Company (the “Board”) has approved the contents and the sending of this Information Circular. Unless otherwise indicated, all information is given as of March 21, 2016 and all dollar amounts referred to herein are in United States dollars.

SOLICITATION OF PROXIES

The accompanying form of proxy is being solicited by and on behalf of the management of the Company. All costs of solicitation by management will be borne by the Company. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Directors of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO BE THE PROXYHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY CROSSING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. The signature must conform to the name of the shareholder(s) as registered. To be valid, a proxy must be dated and signed by the shareholder(s) or his attorney authorized in writing. Executors, administrators, trustees or other personal representatives signing on behalf of a registered shareholder(s) should indicate so when signing. Where common shares are held jointly, either owner may sign. Where common shares are held by a company, a duly authorized officer or attorney of the company must sign. If the proxy is executed by the personal representative for an individual shareholder(s) or by an officer or attorney of a corporate shareholder(s), not under its corporate seal, the instrument empowering the personal representative, officer or attorney, as the case may be, or a notarial certified copy thereof, must accompany the proxy.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a Company, by a duly authorized officer or attorney of the Company, and delivers to the registered office of the Company, Suite 110 - 4020 Viking Way, Richmond, British Columbia, V6V 2L4 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

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VALIDITY OF PROXIES

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting prior to the commencement of the Meeting.

A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

VOTING OF PROXIES

COMMON SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY WILL BE VOTED IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made. SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The accompanying form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the accompanying form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter, which may be presented at the Meeting.

ADVICE TO NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the Company’s records or validly appointed proxy holders are permitted to vote at the Meeting. Most shareholders are “non-registered” shareholders because their shares are registered in the name of a nominee, such as a brokerage firm, bank, trust company, trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan or a clearing agency such as CDS Clearing and Depository Services Inc. (a “Nominee”). If you purchased your shares through a broker, you are likely a non-registered shareholder.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding your common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. As no fractional common shares were issued in connection with the share consolidation and any fractional shares that resulted from the share consolidation were rounded to the nearest whole number, the 58,316,532 pre-consolidation common shares issued and outstanding as at December 31, 2015 were reduced to 5,831,658 common shares on a post-consolidated basis.

This information circular reflects the share capital consolidation on a retroactive basis. Hence, the number of common shares, options, restricted share units and price per share calculations reflect the impact of the share capital consolidation.

The Company’s authorized capital consists of an unlimited number of common shares without par value, of which 5,831,658 common shares are issued and outstanding as at March 21, 2016.

To the knowledge of the Directors and executive officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or control or direct shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company are as follows:

	Number of	Percentage of
Name	Common Shares(1)	Common Shares
Privet Fund Management LLC	1,027,170	17.61%

Note:

(1)

The information as to the common shares held by the listed company is not within the knowledge of management of the Company. Consequently, such information has been obtained from publicly available disclosure.

Only persons registered as shareholders on the books of the Company as of the close of business on March 30, 2016 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his name on the list of shareholders, which is available for inspection during regular business hours at Computershare’s principal offices in Toronto and Vancouver, and at the Meeting.

Under the Company’s Articles, the quorum for the transaction of business at the Meeting is at least one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issued common shares of the Company entitled to vote at the Meeting. Unless otherwise described herein, a simple majority of votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

MATTERS TO BE ACTED UPON

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2015, 2014 and 2013, and the auditors’ report thereon, will be presented at the Meeting and have been filed along with related Management’s Discussion and Analysis (“MD&A”) under the Company’s profile on SEDAR at www.sedar.com.

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ELECTION OF DIRECTORS

The term of office of each of the present Directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Each of the nominees named below has consented to act as a Director of the Company. In the event the Company is advised prior to the election of directors at the Meeting that any such individual is unable or unwilling to so act, a completed proxy will confer discretionary authority on the proxy holder so named to vote for the election of such other individual who may be nominated at the Meeting.

Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia) (“BCBCA”).

Majority Voting Policy

The Company’s majority voting policy applies to this election. Under this policy, a director who is elected in an uncontested election with more votes withheld than voted in favour of his or her election will be required to tender his or her resignation to the Board Chairman for consideration by the Board. The resignation will be effective when accepted by the Board. The Board expects that resignations will be accepted, unless extenuating circumstances warrant a contrary decision. The Board will announce its decision (including the reason for not accepting any resignation) by press release within 90 days of the Meeting where the election was held.

Advance Notice Policy

On April 3, 2013, the Board adopted an advance notice policy (the “Advance Notice Policy”) with immediate effect. The Advance Notice Policy provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCBCA or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA.

The purpose of the Advance Notice Policy is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Policy fixes a deadline by which holders of common shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for it to be in proper written form.

The Advance Notice Policy also requires all proposed director nominees to deliver a written representation and agreement that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director.

The foregoing is merely a summary of the Advance Notice Policy, is not comprehensive and is qualified by the full text of such policy, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com.

Director term limits

On March 3, 2015, the Board adopted a term limit policy for directors who join the Board after March 3, 2015, requiring them to tender their resignation to the Chairman after 10 years of

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service on the Board. The Board has the discretion to extend a director’s term for such period as the Board deems appropriate if it is in the best interests of the Company to do so.

Board Size

The Board has carefully considered issues relating to its size. The optimal size for the Board represents a balance between two opposing needs: a business need for strong, professional and industry sector representation; and the need to be small enough to facilitate open and effective dialogue and decision-making. The Board has determined that this year 5 nominees are proposed for election as directors at the Meeting.

Nominees for Election

The following table and notes thereto state the name of each person proposed to be nominated by management for election as a director, the province or state and country in which he/she is ordinarily resident, all offices of the Company now held by him/her, his/her principal occupation, the period of time for which he/she has been a director of the Company, and the number of common shares of the Company beneficially owned by him/her, directly or indirectly, or over which he/she exercises control or direction, as at the date hereof:

Name, Province and Country of Residence	Position with the Company	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned, Controlled or Directed(1)
Fabio Doninelli Chiasso, Sw itzerland	Chair of the Board and member of the Audit and Compensation Committees	President and Board Member of Prismafin S.A., an international investment organization	March 2011	231,277(2)
Joseph Caprio New York, USA	Director, Chair of the Compensation Committee	Proprietor and President of Cooperative Collegiate Services, a management and business services company.	April 2005	27,781(3)
James Topham British Columbia, Canada	Director and Chair of the Audit Committee	Corporate Director of several public and private technology companies. Former Partner KPMG LLP	May 2011	12,544
Peter Ciceri British Columbia, Canada	Director and member of the Audit and Compensation Committees	CEO Coach/Advisor and Corporate Director	July 2015	671
Amiee Chan British Columbia, Canada	Director, President and Chief Executive Officer	Director, President and Chief Executive Officer of the Company	August 2009	89,447

Notes:

(1)

The information as to common shares beneficially owns or over which a Director or nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors or nominees individually. Number of common shares owned reflects post-consolidated number of common shares. Please refer to the above section “Voting Shares and Principal Holders Thereof” for further information.

(2)

Mr. Doninelli directly owns 32,719 common shares of the Company. By virtue of his position as President of Prismafin S.A., Mr. Doninelli also exercises direction over 198,558 common shares of the Company held by Prismafin S.A, bringing his total number of common shares controlled to 231,277.

(3)

Mr. Caprio directly owns 23,731 common shares of the Company. By virtue of Mr. Caprio’s spouse, he exercises direction over an additional 4,050 common shares of the Company, bringing his total number of common shares controlled to 27,781.

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Corporate Cease Trade Orders, Bankruptcies

No proposed director of the Company is or has been, within the past 10 years, a director, chief executive officer (CEO) or chief financial officer (CFO) of any company that,

(a)

was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, for more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, CEO or CFO; or

(b)

was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, for more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

No proposed director of the Company is or has been, within the past 10 years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the past 10 years, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties and Sanctions

No nominated director of the Company has been subject to any penalties or sanctions.

Directors’ and Officers’ Liability Insurance

The Company has purchased, at its expense, directors’ and officers’ liability insurance in the amount of $10,000,000. Total premium expensed during 2015 was $49,858.

APPOINTMENT OF AUDITOR

At the Meeting, the shareholders will be asked to appoint PricewaterhouseCoopers LLP as the auditor of the Company to hold office until the close of the next annual general meeting of shareholders and to authorize the Directors to fix their remuneration. PricewaterhouseCoopers LLP has been the auditor of the Company since March 5, 2015.

The persons named in the accompanying form of proxy intend to vote in favour of the resolution appointing PricewaterhouseCoopers LLP, unless the shareholder who has given the proxy has directed that the common shares represented thereby be withheld from voting in respect of the appointment of auditor.

ANY OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

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INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a Director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon, other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular, none of the Directors or executive officers of the Company, nor any proposed management nominee for election as a director of the Company, nor any shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the common shares of the Company, nor any associate or affiliate of any of the foregoing persons had, since January 1, 2015 (being the commencement of the Company’s last completed financial year), any material interest, directly or indirectly, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

OTHER INFORMATION REGARDING THE COMPANY

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

GENERAL

The Board and senior management consider good corporate governance to be central to the effective, efficient and prudent operation of the Company. During the past year, both management and the Board have monitored and, where appropriate, responded to regulatory developments aimed at improving corporate governance practices, increasing corporate accountability and enhancing the transparency of public company disclosure and will continue to monitor the developments in corporate governance practices.

MANDATE AND REPORT OF THE BOARD

The Board believes that its principal responsibility is to foster the long-term success of the Company in a manner consistent with the Board’s responsibility to the Company’s shareholders to maximize shareholder value and provide strategic oversight. It has statutory obligations to act in the best interest of the Company and it has fiduciary responsibilities to the shareholders.

The Board is committed to ensuring it can function independently of management and it is accountable to the shareholders of the Company. The Board strives to effectively manage the business and affairs of the Company by adopting best practices in corporate governance in order to enhance shareholder value.

To achieve its objective, the Board has developed a governance system of interrelated principles, structures and processes which is designed to, among other things: (i) enable the Board to carry out all its responsibilities; (ii) assist the Board in evaluating and improving its performance; and (iii) achieve high standards of governance, which will ultimately help promote management accountability and will ensure the Board functions independently from management.

The Board has developed and adopted a Board Mandate (the “Mandate”) that contains terms of reference to assist the Board and management in determining responsibilities and maintaining effective communication between the Board and management. The Mandate includes Charters of the Committees of the Board, the Audit Committee and the Compensation Committee. The Mandate also addresses director compensation, director criteria and search process and a board and director evaluation process. The full text version of the Mandate can be found at the Company’s webpage at www.norsat.com under “Investors”/”Corporate Governance”.

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Membership

The Board considers a director to be independent if the director would be independent for the purposes of National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Policy 58-201 - Corporate Governance Guidelines. Four of the five directors of the Company are independent; they are Fabio Doninelli, Joseph Caprio, James Topham and Peter Ciceri. Amiee Chan is also the President and CEO of the Company. By holding these management positions she is not considered independent.

The following director or proposed director of the Company is a director of reporting issuers or the equivalent in a foreign jurisdiction:

Name	Reporting Issuers or Equivalent in a Foreign Jurisdiction
James Topham	3 TL Technologies Corp. and UrtheCast Corp.

Meetings

The following table sets out the attendance record of Directors of the Company during the year ended December 31, 2015:

	Board	Committee	Total
	Meetings	Meetings	Meetings
Name	Attended	Attended	Attended	%
Fabio Doninelli	7 of 7	6 of 7	13 of 14	93%
Joseph Caprio	6 of 7	6 of 6	12 of 13	92%
James Topham	7 of 7	4 of 4	11 of 11	100%
Peter Ciceri (1)	4 of 4	2 of 2	6 of 6	100%
Shannon Susko (2)	3 of 3	2 of 2	5 of 5	100%
Amiee Chan	7 of 7	N/A	7 of 7	100%

Note:

(1)	Mr. Ciceri became a Director on July 16, 2015 and a member of the Audit and Compensation Committees on August 5, 2015.
(2)	Ms. Susko ceased to be a Director and member of the Compensation Committee on July 15, 2015.

There is an opportunity for a separate meeting of independent directors from management during every Board meeting or at specifically arranged meetings of independent directors.

Position Descriptions

Because of the small size of the Board, the Board has not developed written position descriptions for the Chair and the Chair of each Board committee. The Chairman of the Board is an independent director. His role is to preside over all meetings of the Board, serves as a liaison with the other independent directors, consults regarding agendas and information sent to the Board and notifies other Board members regarding any legitimate shareholder concerns of which he becomes aware. The Chair of each committee, in consultation with each committee member, will determine the frequency and length of the committee meetings and will develop the committee’s agenda.

The Board and CEO have not developed a written position description for the CEO; however, a summary of responsibilities is included in the employment agreement with the Company. The Directors are kept fully informed of management actions that have a material impact on the operation and performance of the Company. All material contracts and agreements are provided to the Board for approval and/or ratification. The Board has charged the CEO with the responsibilities for the day to day running of the Company to propose strategic direction, policies and financial goals for the review, consideration and approval of the Board.

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Orientation and Continuing Education

The Board ensures that all new directors receive a comprehensive orientation. In addition to having extensive discussions with the Chairman of the Board and the CEO with respect to the business and operations of the Company, a new director will receive an orientation package, which includes a record of public and other information concerning the Company, prior Board briefing packages and prior minutes of meetings of the Board and applicable Committees. Each director assumes responsibility for keeping themselves informed of the Company’s business and relevant developments outside the Company which affect its business. Individual directors also periodically attend conferences and seminars related to the industry and governance matters organized by professional organizations. Management assists Directors by providing them with regular updates on relevant developments and other information which management considers of interest to the Board. The Board also meets regularly to discuss issues outside of the presence of management.

In addition, the Directors annually take part in tours of the Company’s operations in order to obtain a thorough understanding of the Company’s business. These tours include informal presentations and discussions with management and employees. The Board also encourages senior management to ensure that employees who are seen as potential future senior executives of the Company to interact with the Board from time to time to allow the Board members to assess the future potential of these employees.

Code of Business Conduct

The Company’s Board has adopted a Code of Business Conduct (the “Code”), which applies to all directors, officers and employees of the Company.

The Board monitors compliance with the Code by requiring all employees to read and sign the Code (as applicable to them) and by charging management with raising to the Board’s attention any issues that arise with respect to the Code. In addition, the Board has adopted a whistle-blower procedure and process, which allows for anonymous submission of complaints or issues relating to the Code or to any accounting or financial improprieties that may arise. Should any director or officer depart from or violate the Code, a material change report is required to be filed. There have been no such departures or violations, and hence no material change reports have been filed in 2015 related to departures from or violations of the Code.

Board and Executive Diversity

The Board recognizes the benefits of diversity to the Company, both at the Board level and within the executive levels. When there are vacancies within these positions, the Board and management consider the existing level of diversity representation such as gender and age and establish an objective recruitment criteria. Ultimately, appointments to the Board and executives are made on merit, based on a balance of skills, background, experience and knowledge and through a formal, rigorous and transparent process against objective criteria recommended by the Board and/or management. In identifying the most suitable candidates, the Board and management will take into account diversity considerations, with a view to ensure that the Company benefits from a broader range of perspectives and relevant experience.

The Company has adopted a written policy relating to the identification and nomination of directors. With respect to Board composition, the Board has currently adopted a diversity objective and targeted a representation of least one female director. With respect to executive officer positions, the Board and management carefully consider diversity including gender and despite the current small number of executive positions within the Company, the Board has adopted a minimum target representation of at least one female within these roles.

The current members of the Board and executive officers have the wide range of skills and experience required to govern and lead the Company. The Board is currently comprised of five directors that include one female director. In the executive level, there are currently three

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positions of which one position is held by a female. This representation meets the Board’s targeted representation of a minimum of one female on the Board and within the executive level.

Because of the small size of the Board, the Board has not appointed a separate nominating committee to be responsible for proposing and assessing potential new directors. At present, a majority of the directors are independent and not involved in the daily operations or management of the Company to ensure the nomination process is objective.

Assessments

Ensuring the effectiveness of the Board is an ongoing process. A formal system for evaluation of the Board as a whole has been established and is performed annually.

Each year the Board formally reviews its own performance, the performance of each committee of the Board and the performance of the CEO. The Board has not formalized an individual director peer assessment because the Board has determined the comprehensive performance assessment performed for the Board as a whole and its various committees gives the Chair sufficient information on individual director’s performance.

Committees of the Board

The active committees of the Board are the Audit Committee and the Compensation Committee.

Compensation

The Board dissolved the Compensation Committee by unanimous vote on November 9, 2006. Subsequent to the dissolution, all functions of the Compensation Committee were performed by the independent members of the Board until November 6, 2012 when the Company reconstituted its Compensation Committee.

MANDATE AND REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee’s mandate is to assist the Board in developing the compensation philosophy and guidelines on director and executive compensation, overseeing succession planning for the executive leadership team, determining the President and CEO’s goals and objectives relative to compensation and performance, reviewing and recommending the President and CEO’s compensation based on evaluation, and determining compensation for executive management other than the President and CEO. The Compensation Committee annually reviews and reports to the Board on senior management organizational structure, management’s succession plans for the executive team including specific development plans and career planning for potential successors for both career progression and emergency replacement situations. The Compensation Committee also manages the Board approved equity-based incentive plans.

Membership

The Compensation Committee’s current members are Mr. Caprio (Chair), Mr. Doninelli and Mr. Ciceri. Mr. Caprio and Mr. Doninelli were reappointed on May 6, 2015 and Mr. Ciceri was appointed on August 5, 2015. Prior to Mr. Ciceri’s appointment, Ms. Susko was a member of the Compensation Committee until July 15, 2015. All members of the Compensation Committee are independent. None of the members of the Compensation Committee is or has been an executive officer or employee of the Company or any of its subsidiaries, nor do any members have any indebtedness to the Company or any of its subsidiaries, nor have they any material interest in any actual or proposed transaction in the last financial year which has materially affect or would materially affect the Company.

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Meetings

During the year ended December 31, 2015, the Compensation Committee met three times.

Report on Directors’ Compensation

Management reports to the Compensation Committee once a year on the status of Board compensation in relation to other companies. As part of a Director's total compensation and to create a direct linkage with corporate performance as well as shareholder value, the Board believes that a meaningful portion of a Director's compensation shall be provided and held in equity, namely stock options and Restricted Share Units (“RSUs”).

Under the current compensation plan each independent Board member shall receive stock options (at market value) upon joining the Board. The number of stock options will be determined by the Board at the time of grant.

The Company pays its Directors, who are not executive officers of the Company, the following:

Chairman of the Board	Cdn$32,500

Chairman of the Audit Committee	Cdn$27,500

Chairman of the Compensation Committee	Cdn$27,500

Director	Cdn$22,500

In addition, each independent director will be paid Cdn$1,000 for each quarterly Board meeting attended in person or Cdn$250 if attended by conference call.

Each independent Board member also receives an additional 60% of their base annual fees in the form of RSUs. The RSUs vest ratably over their annual term of appointment.

Fees of CHF 5,000 per year are also paid to each Director responsible for the Company’s Switzerland subsidiary.

The Company also reimburses its Directors for disbursements incurred on behalf of the Company.

Changes in Board compensation, if any, will come with the full discussion and concurrence by the Board.

DIRECTORS’ COMPENSATION

Summary Compensation Table

In addition to the reimbursement of reasonable travel and lodging expenses, the following table sets forth details of total compensation in U.S. dollars for each independent director of the Company for the year ended December 31, 2015 (compensation was paid in Canadian dollars, but presented below in U.S. dollars at the average rate of Cdn$1.00 equals US$0.7832):

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Name	Fees earned ($)	Share-based awards ($)(1)	Option based awards ($)(2)	Non-Equity Incentive plan compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Fabio Doninelli	27,999	14,505	Nil	Nil	Nil	Nil	42,504
Joseph Caprio	24,671	12,273	Nil	Nil	Nil	Nil	36,944
James Topham	24,671	12,273	Nil	Nil	Nil	Nil	36,944
Peter Ciceri(3)	9,659	7,971	15,977	Nil	Nil	Nil	33,607
Shannon Susko(4)	11,096	10,041	Nil	Nil	Nil	Nil	21,137

Notes:

(1)	Amounts represented the grant date fair value of RSUs based on the assumption of 100% vesting. The fair value was determined by multiplying the Company’s share price by the number of RSUs granted.
(2)

Amounts represented the grant date fair value of options based on the assumption of 100% vesting. The fair value was determined under the Black-Scholes Options Pricing Model. For underlying assumptions of the inputs to the model please refer to Note 16c under the heading “Share purchase option plan” set forth in the Audited Consolidated Financial Statements for the Years Ended December 31, 2015, 2014 and 2013 available on SEDAR at www.sedar.com.

(3)	Peter Ciceri became a Director on July 16, 2015 and a member of the Audit and Compensation Committees on August 5, 2015.
(4)	Shannon Susko ceased to be a Director and member of the Compensation Committee on July 15, 2015.

There were no other arrangements under which independent directors were compensated during 2015. No independent directors earned any compensation during 2015 for consultancy or other services provided to the Company.

Although Dr. Chan is a member of the Board of Directors, her compensation is summarized in the section “Report on Executive Compensation”.

Outstanding share-based awards and option-based awards

The following table sets forth the details of outstanding awards for each independent Director of the Company as at December 31, 2015. The number of common shares and share prices were presented on a post-consolidated basis. Please refer to the above section “Voting Shares and Principal Holders Thereof” for further information:

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	Options-based awards				Share-based awards
Name	No. of securities underlying unexercised options	Options exercise price (Cdn$)	Options expiration date	Value of unexercised in the money options (Cdn$)(1)	Number of RSUs not vested	Market value of share- based awards that have not vested (Cdn$)(2)
Fabio Doninelli (Chairman of the Board and member of the Audit and Compensation Committees)	15,000 2,321	8.60 5.40	4-Mar-16 5-Mar-18	- 1,625	2,610	15,921
Joseph Caprio (Director and Chairman of the Compensation Committee)	10,000 1,607	4.80 5.40	14-Dec-16 5-Mar-18	13,000 1,125	2,049	12,499
James Topham (Director and Chair of the Audit Committee)	10,000 1,964	7.30 5.40	12-May-16 5-Mar-18	- 1,375	2,209	13,475
Peter Ciceri (Director and member of the Audit and Compensation Committees)	10,000	6.40	16-Jul-20	-	1,054	6,429

Notes:

(1)	Calculated using the closing share price on the Toronto Stock Exchange on December 31, 2015, Cdn$6.10, less the exercise price of the stock option(s).
(2)	Calculated using the closing share price on the Toronto Stock Exchange on December 31, 2015, Cdn$6.10.

Incentive plan awards – value vested or earned during the year

The following table sets forth the details of the aggregate dollar value that would have been realized if awards had been exercised on the vesting dates and the value of non-equity compensation earned during the year ended December 31, 2015 for each independent director of the Company (incentive plan awards were measured and valued in Canadian dollars, but presented below in U.S. dollars at the average rate of Cdn$1.00 equals US$0.7832):

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)(1)	Non-equity incentive plan compensation – Value earned during the year ($)
Fabio Doninelli	1,763	30,544	N/A
Joseph Caprio	1,221	23,555	N/A
James Topham	1,492	25,803	N/A
Peter Ciceri	Nil	3,179	N/A
Shannon Susko	Nil	6,044	N/A

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Note:
(1)

Amounts in this column reflected share-based awards that were vested and released in 2015. The number of RSUs vested and Toronto Stock Exchange Closing Prices were adjusted to reflect the 1 for 10 consolidation of common shares on January 16, 2015 as described in the above section “Voting Shares and Principal Holders Thereof”.

Name	Share-based awards vested	Vesting date	Closing price on Toronto Stock Exchange on vesting dates (Cdn$)
Fabio Doninelli	4,027	8-May-15	5.90
Joseph Caprio	3,062	8-May-15	5.90
James Topham	3,399	8-May-15	5.90
Shannon Susko	1,308	8-May-15	5.90
Fabio Doninelli	2,519	6-Nov-15	6.05
Joseph Caprio	1,985	6-Nov-15	6.05
James Topham	2,131	6-Nov-15	6.05
Peter Ciceri	671	6-Nov-15	6.05

Directors Minimum Share Ownership

Effective May 5, 2015, the Company has implemented the Minimum Share Ownership Policy for the Board of Directors. This policy applies to ownership of common shares excluding stock options and RSUs. The Board of Directors are required to achieve compliance of this policy within five years based on the later date of appointment to the position or the effective date of this policy. The value per share is calculated based on the greater of market value at the date of measurement which occurs at year-end or adjusted cost base at the time the shares are acquired.

The minimum share ownership requirement for the Board of Directors is 3 times base annual cash stipend excluding Chair and Board meeting fees at the time of measurement. The following table sets forth the value of common shares owned, minimum value of share ownership requirement and status of compliance of the Directors as at December 31, 2015:

Name	Value of common shares owned as at 31-Dec-15 (Cdn$)	Minimum value of share ownership requirement as at 31-Dec-15 (Cdn$)	Status of compliance (Yes/No)
Fabio Doninelli	199,586	67,500	Yes
Joseph Caprio	146,512	67,500	Yes
James Topham	76,518	67,500	Yes
Peter Ciceri	4,093	67,500	No(1)

Note:

(1)	Mr. Ciceri was not in compliant with the minimum ownership requirement as at December 31, 2015, but he is expected to achieve compliance within the required time frame.

Although Dr. Chan is a member of the Board of Directors, her minimum share ownership requirement is summarized in the section “Report on Executive Compensation”.

Report on Executive Compensation

Compensation Discussion and Analysis

One of the Compensation Committee’s roles is to design a compensation arrangement for the Company’s executive team that supports its business strategy to enhance the growth and profitability of the Company and allows the Company to attract and retain the key talent necessary to achieve the business objectives of the Company, as approved by the Board.

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The Company has established compensation policies to address the following objectives:

  To assist the Company to attract and retain highly qualified individuals.

  To reward employees annually for achieving financial results.

  To create among employees a sense of ownership in the Company and to align the interest of the employees with those of the shareholders.

  To create a variable component in the compensation structure or package that is linked to the Company’s business strategy and its ability to pay, and the employee’s ability to influence results.

  To ensure competitive compensation that is also financially affordable for the Company.

o	To provide a rational methodology for incentive compensation, RSUs and stock option awards that employees understand and support.

  To attract and retain talented individuals to lead those functions important to the Company’s success.

The Company’s compensation plan is comprised of a combination of base salary and benefits, an annual cash incentive plan and annual long-term equity awards.

The Company has a “results oriented” compensation plan creating a significant variable component in the compensation structure or package that is linked to key operating metrics. The Company’s compensation plan is comprised of a combination of base salary and benefits, an annual cash incentive plan, and annual long-term equity awards. To ensure competitiveness, the Company participates in annual compensation surveys, conducted by independent consultants, of salaries, benefits and other incentive programs in the technology industry in Canada.

Base Salary and Benefits

Base salaries for senior management are targeted, on average at the 75th percentile of the comparator group and other relevant external market data as well as the individual’s skill performance and experience. In addition to the base salary, the Company offers a benefit package to all employees to cover group life insurance, health and dental, and group retirement savings plans. Executives also receive automobile allowances.

Pension Plan Benefits

Other than contributions to group retirement savings plans on behalf of the employees, the Company does not provide retirement benefits under defined benefit or defined contribution plans for its Named Executive Officers.

Annual Cash Incentive Compensation Plan

The Company’s annual cash incentive compensation plan for the executives is based on the compensation objectives discussed above.

The on target cash bonuses for executives are determined as a percentage of base salary and calculated at 75% of base salary for the CEO, 50% of base salary for the CFO and 30% of base salary for the General Manager.

Payments under this plan are determined based on a financial multiplier. Depending on each Named Executive Officers responsibilities, the financial multiplier is based on the Company’s and/or Division’s performance and success in achieving specific operating targets: 50% on annual revenue targets and 50% on annual adjusted EBITDA targets.

In addition the CEO and CFO also have corporate objectives and the General Manager has divisional objectives whereby the level of achievement of these objectives the (“objective achievement multiplier“) are considered when determining the overall award for annual incentives.

However, no bonus shall be paid if the Company is not profitable.

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The following table sets forth details of each Named Executive Officers Annual Cash Incentive Compensation Plan and levels of achievement in 2015:

Name	On target cash bonus as % of base salary	2015 Financial multiplier	2015 Objective achievement multiplier	2015 Overall incentive multiplier
Amiee Chan	75%	116.5%	80%	93.2%
Arthur Chin	50%	116.5%	80%	93.2%
Ken Broom	30%	84.3%	82.5%	69.5%

2015 Financial Multiplier:

Specific annual revenue and adjusted EBITDA targets for fiscal 2015 were set by the Board. While attainment of the annual revenues were below the levels set, mainly due to economic conditions, management was able to balance investment in new strategic opportunities with tight cost controls and delivered a strong and positive annual adjusted EBITDA. Overall, for fiscal 2015, a financial multiplier of 116.5% was merited and awarded to Dr. Chan and Mr. Chin and 84.3% for Mr. Broom.

2015 Objective Achievement Multiplier:

For Dr. Chan and Mr. Chin, corporate objectives related to product development, operational performance efficiencies, and customer initiatives were set for 2015. The Board considered the achievement of the corporate objectives and determined that an objective attainment multiplier of 80% was merited and awarded. For Mr. Broom, he was responsible for divisional objectives related to product development, operational performance efficiencies and customer initiatives. The CEO determined that an objective achievement multiplier of 82.5% was merited.

2015 Overall Incentive Multiplier:

When considering the financial multiplier together with the objective achievement multiplier, overall incentive multipliers of 93.2%, 93.2% and 69.5% was determined and used for calculating Dr. Chan’s, Mr. Chin’s and Mr. Broom’s annual cash and long-term equity awards related to fiscal 2015 performance, respectively.

Annual Long-Term Equity: Restricted Share Units Award

On May 9, 2012, the shareholders of the Company approved the adoption of a Restricted Share Unit Plan (the “RSU Plan”) as part of a new long term incentive plan developed to attract and retain the Company’s employees. This RSU Plan is valid for ten years after the date of adoption. Upon vesting, the participants will receive one common share for each RSU share held. The only performance condition is the lapse of time and that the participant remains at the Company’s employment for the specified period.

Under the RSU Plan, RSUs are issued to directors, officers and employees of the Company, or its subsidiaries (“Eligible Persons”). The RSU Plan gives Eligible Persons the right to receive, at the discretion of the Board (or a committee thereof), common shares, which are not to be issued from treasury, without any monetary consideration payable to the Company. The Company has engaged a trustee to purchase the common shares on the open market, through the facilities of the Toronto Stock Exchange (the “TSX”), in connection with the granting of RSUs to Eligible Persons, which common shares are held by the trustee until such Eligible Person’s RSUs vest. The vesting of RSUs will be subject to time-based vesting terms, conditions and restrictions, as determined by the Board (or a committee thereof) at its sole discretion. When the vesting requirements are met, each RSU will be converted into one common share held by the trustee. Generally, on termination of employment for any reason whatsoever, all unvested RSUs will be forfeited, with the exception of the circumstances described in the Termination and Change in Control Benefits section below. Upon death or total disability all unvested RSUs will immediately vest.

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The RSUs are accounted for as a compensation expense under the fair value method of accounting.

In 2015, the Company has awarded a total of 58,016 (2014 – 32,663) RSUs to the Directors and senior management. 12,349 RSUs granted to the Directors vest over 6 and 12 month periods and 45,667 units for senior management vest ratably over 12, 24 and 30 month periods.

Annual Long-Term Equity: Stock Option Award

In 2015, the Company renewed its Stock Option Plan dated May 9, 2012 (the “Plan”) and it was approved at the Annual General Meeting on May 6, 2015 by ordinary resolution as required by the policies of the TSX. The terms of the Plan remain unchanged.

Under the Plan, any increase in the number of outstanding common shares of the Company will result in an increase in the number of common shares that are available to be issued under the Plan in the future, and any exercise of an option previously granted will result in an additional grant being available under the Plan. All validly outstanding options existing on May 9, 2012 were counted for the purposes of calculating what may be issued under the Plan.

In 2015, the Company has awarded a total of 14,642 (2014 – 26,014) stock options to the Directors and senior management at a weighted average exercise price of Cdn$6.55 and average fair value of Cdn$2.10 related to fiscal 2014 performance.

Long Service: Stock Option Award

In 2011, the Company amended its compensation plan such that certain employees are entitled to a loyalty/long service grant of options at each fifth year anniversary with the Company. In 2015, no stock options were awarded to the Directors and senior management related to long service.

Summary

In summary all cash amounts approved by the Compensation Committee for 2015 performance and all equity based incentive amounts for 2014 performance have been included in the compensation tables contained within this Information Circular. The amount and terms of outstanding RSUs and stock options were not considered when determining the 2014 performance grants.

Overall the Committee believes that the various components of compensation are appropriately balanced to provide direction and motivation for the executive team to make a positive contribution to the Company’s overall success, thereby enhancing the value of the Company for its shareholders.

Termination and Change in Control Benefits

The Company has an employment agreement with each of the Named Executive Officers:

During 2015, the Compensation Committee of the Company engaged Towers Watson to complete a comprehensive market analysis of termination and change in control benefits for the Named Executive Officers. Based on the analysis, the Company has amended the employment agreements with each of the Named Executive Officers, as follows:

Dr. Chan’s contract may be terminated by her with 60 days written notice and she will not be entitled to any termination benefits or compensation. If the Company terminates the employment agreement with Dr. Chan without cause or Dr. Chan resigns for good reason as defined in the employment agreement, the Company will be required to pay the following amounts:

a)	her monthly base salary at the termination date multiplied by 24 months;
b)	any accrued and unpaid base salary, vacation, car allowance and expenses to the termination date;

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c)

her annual performance bonus pro-rated to the termination date, calculated based on the average of the last three complete calendar years overall incentive multiplier and previously used to calculate her performance bonus, if any, for those years, multiplied by her annual base salary at the time of termination, multiplied by her on-target reward level at the time of termination;

d)

her annual performance bonus, calculated based on the average of the last three complete calendar years overall incentive multiplier and previously used to calculate her performance bonus, if any, for those years, multiplied by her annual base salary at the time of termination, multiplied by her on-target reward level at the time of termination, divided by 12 and multiplied by 24 months; and

e)	20% of her base salary calculated in a) above in lieu of continued participation in the Benefit and Pension Plans.

Mr. Chin’s contract may be terminated by him with 60 days written notice and he will not be entitled to any termination benefits or compensation. If the Company terminates the employment agreement with Mr. Chin without cause or Mr. Chin resigns for good reason as defined in the employment agreement, the Company will be required to pay the following amounts:

a)	his monthly base salary at the termination date multiplied by 18 months;
b)	any accrued and unpaid base salary, vacation, car allowance and expenses to the termination date;
c)

his annual performance bonus pro-rated to the termination date, calculated based on the average of the last three complete calendar years overall incentive multiplier and previously used to calculate his performance bonus, if any, for those years, multiplied by his annual base salary at the time of termination, multiplied by his on-target reward level at the time of termination;

d)

his annual performance bonus, calculated based on the average of the last three complete calendar years overall incentive multiplier and previously used to calculate his performance bonus, if any, for those years, multiplied by his annual base salary at the time of termination, multiplied by his on-target reward level at the time of termination, divided by 12 and multiplied by 18 months; and

e)	20% of his base salary calculated in a) above in lieu of continued participation in the Benefit and Pension Plans.

Mr. Broom’s contract may be terminated by him with 60 days written notice and he will not be entitled to any termination benefits or compensation. If the Company terminates the employment agreement with Mr. Broom without cause or Mr. Broom resigns for good reason as defined in the employment agreement, the Company will be required to pay the following amounts:

a)	his monthly base salary at the termination date multiplied by 6 months;
b)	any accrued and unpaid base salary, vacation, car allowance and expenses to the termination date;
c)

his annual performance bonus pro-rated to the termination date, calculated based on the average of the last three complete calendar years overall incentive multiplier and previously used to calculate his performance bonus, if any, for those years, multiplied by his annual base salary at the time of termination, multiplied by his on-target reward level at the time of termination;

d)

his annual performance bonus, calculated based on the average of the last three complete calendar years overall incentive multiplier and previously used to calculate his performance bonus, if any, for those years, multiplied by his annual base salary at the time of termination, multiplied by his on-target reward level at the time of termination, divided by 12 and multiplied by 6 months; and

e)	20% of his base salary calculated in a) above in lieu of continued participation in the Benefit and Pension Plans.

In addition, upon termination of employment agreements by the Company, Dr. Chan, Mr. Chin and Mr. Broom are entitled to the immediate vesting of all unvested options and RSUs previously granted.

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Each employment agreement contains a twelve month non-competition and non-solicitation clause.

If the employment of the Named Executive Officers were terminated without just cause on December 31, 2015, the Named Executive Officers would be paid the incremental amounts as described in (a), (d) and (e) above. The following table shows the total incremental amounts entitled by the Named Executive Officers. Please note that termination benefits have been calculated based on Canadian dollars, but presented in U.S. dollars at the average rate of Cdn$1.00 equal US$0.7832.

Name	Payment ($)
Amiee Chan	860,815
Arthur Chin	488,521
Ken Broom	88,469

The Company has no compensatory plan or arrangement to compensate the Named Executive Officers in the event of the termination of employment due to change of control with the exception of resignation by the Named Executive Officers for good reason as defined in the employment agreement.

Performance Graph

The following graph compares the yearly change over the past five years in the cumulative total shareholder return on the common shares of the Company with the cumulative total return on the S&P/TSX Composite Index, assuming a Cdn$100 investment on December 31, 2010 and reinvestment of dividends.

The cumulative total return on an assumed Cdn$100 investment on December 31, 2010 would have declined to Cdn$98 on December 31, 2015; however, the Company’s executive compensation has generally increased over this period. While total Named Executive Officer compensation was not directly correlated to this return, there has been a consistent and positive delivery of profitability since fiscal 2010 and in the Compensation Committee’s opinion, the increase in overall compensation has been merited.

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EXECUTIVE COMPENSATION

Summary Compensation Table

During the Company’s fiscal year ended December 31, 2015, the aggregate compensation awarded to, earned by, paid or payable by the Company and its subsidiaries to its Named Executive Officers, all of whose financial statements are consolidated with those of the Company, was $1,085,004 (2014 - $1,128,452).

The following table, reported in U.S. dollars, sets forth all the annual and long term compensation accrued or paid by the Company and its subsidiaries for the years ended December 31, 2015, 2014 and 2013 for each Named Executive Officer of the Company:

Non-Equity Incentive plan compensation ($)
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Share-based awards(1) (d)	Option based awards(2) (e)	Annual Incentive Plans(3) (f1)	Long-term incentive plans (f2)	Pension Value ($) (g)	All Other Compensation ($)(4) (h)	Total ($) (i)
Amiee Chan, Director, President and CEO(5)	2015 2014 2013	227,128 258,611 277,346	109,390 42,671 95,688	Nil 13,902 30,511	158,762 199,777 91,524	N/A N/A N/A	19,295 22,919 18,444	1,277 5,506 5,455	515,852 543,386 518,968
Arthur Chin, CFO	2015 2014 2013	195,800 221,666 237,725	93,762 36,575 68,147	Nil 11,916 21,742	91,243 114,158 52,300	N/A N/A N/A	14,352 16,791 14,501	Nil Nil Nil	395,157 401,106 394,415
Ken Broom, General Manager of Sinclair Technologies(6)	2015 2014 2013	126,565 148,172 79,182	7,869 Nil Nil	8,107 1,111 10,267	26,391 28,751 8,890	N/A N/A N/A	5,063 5,926 2,092	Nil Nil Nil	173,995 183,960 100,431

Notes:

(1)	Amounts represented the grant date fair value of RSUs based on the assumption of 100% vesting. The fair value was determined by multiplying the Company’s share price by the number of RSUs granted.
(2)

Amounts represented the grant date fair value of options based on the assumption of 100% vesting. The fair value was determined under the Black-Scholes Options Pricing Model. For underlying assumptions of the inputs to the model please refer to note 16c under the heading “Share purchase option plan” set forth in the Audited Consolidated Financial Statements for the Years Ended December 31, 2015, 2014 and 2013 available on SEDAR.

(3)	Amounts paid or accrued related to the fiscal year of performance.
(4)	Perquisites under All Other Compensation were not in excess of Cdn$50,000 or 10% of the total base salary paid to each Named Executive Officer for the years indicated and thus were not reported.
(5)

Dr. Chan received in 2015 director’s fee of $1,277 (2014 - $5,506, 2013 - $5,455) for being a director of the Company’s Switzerland subsidiary. The amount is included under All Other Compensation. Dr. Chan ceased to be a Director of the Company’s Switzerland subsidiary effective March 13, 2016.

(6)

Mr. Broom joined the Company on May 13, 2013 and was promoted to General Manager of the Sinclair Technologies division on November 22, 2013. His 2013 compensation included the portion Mr. Broom earned in the position of Director of Operations for the Sinclair Technologies division from May 13, 2013 to November 21, 2013.

Outstanding share-based awards and option-based awards

The following table sets forth the details of outstanding awards for each Named Executive Officer of the Company as at December 31, 2015. The number of common shares and share prices were presented on a post share consolidated basis. Please refer to the above section “Voting Shares and Principal Holders Thereof” for further information:

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	Options-based awards				Share-based awards
Name	No. of securities underlying unexercised options	Options exercise price (Cdn$)	Options expiration date	Value of unexercised in the money options (Cdn$)(1)	Number of RSUs not vested	Market value of share- based awards that have not vested (Cdn$)(2)
Amiee Chan, (Director, President and CEO)	20,000 16,047 8,267	4.80 5.40 5.30	14-Dec-16 5-Mar-18 25-Feb-19	26,000 11,233 6,614	29,385	179,249
Arthur Chin (CFO)	10,000 11,429 7,086	7.00 5.40 5.30	1-Feb-16 5-Mar-18 25-Feb-19	Nil 8,000 5,669	25,187	153,641
Ken Broom (General Manager of Sinclair Technologies)	2,500 3,500 661 4,642	4.80 5.10 5.30 6.86	13-May-18 22-Nov-18 25-Feb-19 3-Mar-20	3,250 3,500 529 Nil	1,855	11,316

Notes:

(1)	Calculated using the closing share price on the TSX on December 31, 2015, Cdn$6.10, less the exercise price of the stock option(s).
(2)	Calculated using the closing share price on the TSX on December 31, 2015, Cdn$6.10.

Incentive plan awards – value vested or earned during the year

The following table sets forth the details of the aggregate dollar value that would have been realized if awards had been exercised on the vesting date and the value of non-equity compensation earned during the year ended December 31, 2015 for each Named Executive Officer of the Company (awards were measured and valued in Canadian dollars, but presented below in U.S. dollars at the average rate of Cdn$1.00 equals US$0.7832):

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)(1)	Non-equity incentive plan compensation – Value earned during the year ($)
Amiee Chan	12,191	91,110	N/A
Arthur Chin	8,683	67,021	N/A
Ken Broom	5,114	351	N/A

Note:

(1)

Amounts in this column reflected share-based awards that were vested and released in 2015. The number of RSUs vested and the TSX closing prices were adjusted to reflect the 1 for 10 consolidation of common shares on January 16, 2015 as described in the above section “Voting Shares and Principal Holders Thereof”.

Name	Share-based awards vested	Vesting date	Closing price on Toronto Stock Exchange on vesting dates (Cdn$)
Amiee Chan	12,981	8-May-15	5.90
Arthur Chin	9,706	8-May-15	5.90
Ken Broom	76	8-May-15	5.90
Amiee Chan	6,569	6-Nov-15	6.05
Arthur Chin	4,679	6-Nov-15	6.05

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Executives Minimum Share Ownership

Effective May 5, 2015, the Company has implemented the Minimum Share Ownership Policy for certain executive officers. This policy applies to ownership of common shares excluding stock options and RSUs. The executive officers are required to achieve compliance of this policy within five years based on the later date of appointment to the position or the effective date of this policy. The value per share is calculated based on the greater of market value at the date of measurement which occurs at year-end or adjusted cost base at the time the shares are acquired.

The following summarizes the requirements:

  President and CEO – 2 times base salary at the time of measurement.

  CFO – 1 time base salary at the time of measurement.

  General Manager – Exempt.

The following table sets forth the value of common shares owned, minimum value of share ownership requirement and status of compliance of the executive officers as at December 31, 2015:

Name	Value of common shares owned as at 31-Dec-15 (Cdn$)	Minimum value of share ownership requirement as at 31-Dec-15 (Cdn$)	Status of compliance (Yes/No)
Amiee Chan	562,124	580,000	No(1)
Arthur Chin	127,486	250,000	No(1)

Note:

(1)	Dr. Chan and Mr. Chin were not in compliant with the minimum ownership requirement as at December 31, 2015, but they are expected to achieve compliance within the required time frame.

Pension plan benefits

Please refer to section “Report on Executive Compensation” for further information.

Termination and change in control benefits

Please refer to section “Report on Executive Compensation” for further information.

MANDATE AND REPORT OF THE AUDIT COMMITTEE

The Audit Committee supports the Board in fulfilling its over-sight responsibilities regarding the integrity of the Company’s accounting and financial reporting, the Company’s internal controls and disclosure controls, the Company’s legal and regulatory compliance, the independence and performance of the Company’s external auditors and the management of the Company’s risks, credit worthiness, treasury plans and financial policy. Information regarding the Audit Committee, including its Charter is included attached hereto as Appendix “A”.

Membership

The Audit Committee’s current members are James Topham (Chair), Fabio Doninelli and Peter Ciceri. Mr. Topham and Mr. Doninelli were reappointed on May 6, 2015 and Mr. Ciceri was appointed on August 5, 2015. Prior to Mr. Ciceri’s appointment, Mr. Caprio was a member of the Audit Committee. The Audit Committee is currently and is expected to be comprised entirely of independent directors.

The Board has determined that each past, current and expected member of the Audit Committee is “financially literate”, has “accounting or related financial management expertise” and that the

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Audit Committee Chair is an “audit committee financial expert” as defined by applicable securities laws. The following lists the relevant education and experience of the members of the Audit Committee that are relevant to the member’s role on the Audit Committee.

Relevant Education and Experience

Mr. Topham has 30 years of public practice experience as a Chartered Professional Accountant and prior to his retirement in 2008, was a Technology Partner of KPMG’s Vancouver office. Mr. Topham currently serves on the boards of two other public technology companies and works with several other private technology companies. Mr. Topham was also a founder and for the first nine years, board member of the BC Technology Industry Association (“BCTIA”). In 2003, Mr. Topham founded the predecessor to the BC Cleantech CEO Alliance, to promote the cleantech industry in BC. He is a founder of Social Venture Partners Vancouver (formerly known as BC Social Venture Partners), which has raised several million dollars towards funding specific community projects. Mr. Topham has a computer science major and a Bachelor of Commerce degree with Honours, and was the most distinguished graduate, from the Commerce Faculty of the University of Saskatchewan (1972).

Mr. Doninelli is the President and Board Member of Prismafin S.A., an international investment organization with offices in Chiasso and Zurich, Switzerland. Mr. Doninelli has extensive experience in strategic advisory, portfolio management, and structuring funds. From 1982 to 1986, Mr. Doninelli served as the Vice President of Trading for the Zurich Stock Exchange. Mr. Doninelli also serves as Strategy Advisor to the boards of several public and private companies around the world. Mr. Doninelli is also Chairman of Lifeware SA, which is an online life insurance software company with offices in Chiasso, Lugano, Zurich and Frankfurt, Germany. In these senior executive capacities, Mr. Doninelli has developed experience and understanding reviewing financial statements, accounting principles, internal controls and financial reporting procedures for public companies.

Mr. Ciceri is a successful CEO, Corporate Director, and international executive, is currently Chairman of Archipelago Marine Services and a Corporate Director of Terapeak Data Inc. Mr. Ciceri’s executive experience includes President and CEO of Custom House Global Payments which was successfully sold to Western Union for a 4x shareholder return and President and Managing Director of Compaq Canada where he managed the merger and integration of Digital Equipment, Tandem, and Compaq into a single $1.7 billion company. Mr. Ciceri is a member of the Institute of Corporate Directors. His other corporate board experience includes Lead Director and Chairman of Sierra Wireless Inc., MDSI Mobile Data Solutions, as well as the University of Victoria Board of Governors. Mr. Ciceri has also served as a member of British Columbia’s Premier’s Technology Council.

Meetings

The Audit Committee meets at least once each quarter and reports on its activities to the Board. At each regularly scheduled quarterly meeting. The Audit Committee meets separately with management and without management present, at each regularly scheduled meeting. During the year ended December 31, 2015, the Committee met four times.

Financial reporting

As part of its oversight of the Company’s financial statements, the Audit Committee reviewed and recommended to the Board for approval, the public release and filing of the annual audited consolidated financial statements and unaudited condensed interim consolidated financial statements of the Company, including related news releases and Management’s Discussion and Analysis (“MD&A”). The Audit Committee also reviewed throughout the year, any changes or adoption of significant accounting policies and significant estimates that affect the current and future financial statements of the Company.

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External auditor

In accordance with the BCBCA, the shareholders appoint the Company’s external auditor. In carrying out its responsibilities, the Audit Committee reviewed the qualifications and performance of the external auditor and recommended to the Board and shareholders that PricewaterhouseCoopers LLP, be appointed as the external auditor of the Company at the Meeting and that the Directors be authorized to fix their remuneration.

The Audit Committee is directly responsible for the oversight of the work of the external auditor, including reviewing relationships between the external auditor and the Company and resolution of disagreements between management and the external auditor regarding financial reporting, audit issues or other difficulties. The Chair of the Audit Committee meets separately with the engagement partner from the external audit firm during the year independently of the Audit Committee and management.

The Audit Committee, on delegated authority from the Board, has the sole authority to approve all audit engagement fees and terms as well as the provision of any legally permissible non-audit services provided by the external auditor.

Audit, Audit related and non-audit services

All requests for non-prohibited audit, audit related and non-audit services provided by the external auditor and its affiliates to the Company are required to be pre-approved by the Audit Committee. To enable this, the Company has implemented a process by which all requests for services involving the external auditor are reviewed by the CFO to ensure that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Audit Committee Chair for his review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full Audit Committee’s review at the next scheduled quarterly meeting). Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

Fees paid to external auditors

The following table sets forth fees paid by the Company to PricewaterhouseCoopers related to 2015 and Grant Thornton LLP related to 2015 and 2014 (fees were paid and presented in Canadian dollars):

	Audit Fees (Cdn$)	Audit Related Fees (Cdn$)	All Other Fees (Cdn$)	Total (Cdn$)
2015	175,643	-	10,000	185,643
2014	191,220	146,186	-	337,406

Audit Fees were for services rendered for the audit of the annual consolidated financial statements and for the reviews of the quarterly financial statements.

Audit Related Fees in 2014 were for services rendered in connection with an acquisition pursued by the Company.

All Other Fees in 2015 were for services rendered in connection with tax services.

Internal controls and disclosure controls

The Audit Committee has oversight responsibility for management reporting on internal controls and requires that management implement and maintain appropriate internal control procedures. The Audit Committee meets with the external auditor and management to assess the adequacy and effectiveness of the internal controls. The Audit Committee also reviews reports from the

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external auditor on the Company’s control environment and internal controls implemented to ensure any weaknesses identified have been remedied.

The Audit Committee also monitors the Company’s financial reporting and disclosure controls processes.

Risk management

The Audit Committee has oversight responsibility of the Company’s risks. The Audit Committee reviews the results of management’s risk assessment, identification of key risks and management’s recommendations to mitigate risk exposures. The Audit Committee also reviews the adequacy of the Company’s insurance coverages.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the information as at December 31, 2015 about the Company’s compensation plans under which equity securities are authorized for issuance. The number of options and securities and exercise prices were presented on a post share consolidated basis. Please refer to the above section “Voting Shares and Principal Holders Thereof” for further information:

Plan	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (Cdn$) (b)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in the first column (a)) (c)
Stock Option Plan approved by shareholders	229,814	6.03	353,351
Other equity compensation plans not approved by shareholders	Nil	Nil	Nil
Total	229,814	6.03	353,351

The description of the stock option plan are set forth in Note 16 “Issued Capital” of the Company’s consolidated financial statements for the years ended December 31, 2015, 2014 and 2013, available under the Company’s profile on SEDAR at www.sedar.com or the Company’s website at www.norsat.com.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at March 21, 2016, no Director or executive officer of the Company, proposed management nominee for election as a director of the Company or any associate or affiliate of any such director, executive officer or proposed nominee was indebted to the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company, including comparative financial information provided in the Company’s consolidated financial statements and MD&A for the Company’s most recently completed financial year, is available on the SEDAR website at www.sedar.com.

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The Company will provide to any person or company, upon request to the CFO of the Company, a copy of the Company's consolidated financial statements for its most recently completed financial year together with the accompanying report of the external auditor and MD&A, and any interim financial statements of the Company subsequent to the financial statements of the Company's most recently completed financial year that have been filed together with the relevant MD&A. The Company may require the payment of a reasonable charge if a person who is not a shareholder of the Company makes the request for information.

APPROVAL OF CIRCULAR

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company on March 28, 2016.

DATED at Richmond, British Columbia, as of this 28th day of March, 2016.

By Order of the Board of Directors

“Arthur Chin”

Arthur Chin
Chief Financial Officer

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Appendix A – Audit Committee Charter

The following audit committee charter has been extracted from the Board Mandate (“the Mandate”). The full text version of the Mandate can be found at the Company’s webpage at www.norsat.com under “Investors”/”Corporate Governance”.

AUDIT COMMITTEE CHARTER

1. OVERVIEW

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Norsat International Inc. (the “Company”) is to assist the Board in achieving its oversight responsibilities with respect to the Company. The Committee shall be governed by this Charter.

2. ORGANIZATION

The Committee shall be composed of not less than three independent directors, as defined below. Each must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement (or be able to do so within a reasonable period of time after appointment to the Committee); and (c) at least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a CEO, CFO or other senior officer with financial oversight responsibilities.

3. DEFINITION OF WHAT CONSTITUTES INDEPENDENCE FOR DIRECTORS

For purposes of this Charter, an “Independent Director” is defined the same as that defined in the Board Mandate.

4. STATEMENT OF POLICY

The Committee shall provide assistance to the Board in fulfilling their responsibility to the shareholders, potential shareholders, and the investment community relating to corporate reports of the Company. In so doing, it is the responsibility of the Committee to maintain free and open means of communication between the directors, the independent auditors, and management of the Company.

5. RESPONSIBILITIES

In carrying out its responsibilities, the Committee shall: (a) review the Company’s annual audited and quarterly financial statements prior to release to any shareholder, governmental body or the public, including any certification, report, opinion, or review rendered by the Company’s auditors; (b) review on an annual basis the independence of the Company’s auditor; (c) be directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm; (d) provide an assessment of the effectiveness of the Company’s internal control over financial reporting; (e) at the request of the Board, review the Company’s other financial statements, reports and information submitted to any shareholder, governmental body or the public; and (f) perform such other duties and tasks as shall be requested by the Board in furtherance of the foregoing.

6. PROCEDURES

The Committee shall adhere to the following procedures in order to carry out its purpose and responsibilities:

  Annually, review with management and recommend to the Board the appointment of independent auditors of the Company, its divisions and subsidiaries.

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  Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.

  Review with the independent auditors and the finance and accounting personnel, the adequacy and effectiveness of the accounting and financial reporting controls, information technology controls, security and other matters relating to the Company, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper. Further, the Committee periodically should review Company policy statements to determine their adherence to the code of conduct.

  Review the internal audit function of the Company including the independence and authority of its reporting obligations; the proposed audit plans for the coming year, and the coordination of such plans with the independent auditors.

  Prior to each meeting, receive an overview of findings from completed internal audits and a progress report on the proposed internal audit plan, with explanations for any deviations from the original plan.

  Prior to their release, review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in the accounting policies should be reviewed.

  Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present. Among the items to be discussed in these meetings are the independent auditors’ evaluation of the Company’s finance and accounting personnel, and the cooperation that the independent auditors received during the course of the audit.

  Review human resources and succession planning within the Company.

  The Committee shall: (a) prepare minutes of all Committee minutes and distribute copies thereof to the Board; and (b) prepare an annual report to the Board specifying the actions the Committee took during the preceding year to satisfy its responsibilities hereunder.
  Specifically, the report shall disclose whether the Committee has reviewed and discussed the annual financial statements with management, discussed the required items with the independent auditors, and received the written report from the auditors regarding their independence. Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

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